

Riley Knox · 2nd

CEO & Co-Founder at Accelerate3D

Austin, Texas, United States · **Contact info**

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 **Accelerate3D**

 **Texas Tech University**

Experience



CEO & Co-Founder

Accelerate3D

Sep 2016 – Present · 4 yrs 10 mos

Austin, Texas Area

Accelerate3D is a 3D printing service provider for large size parts. Our focus is on dramatically reducing both the cost and time of printing large size parts by combining our own high speed 3D printers with high levels of process automation to make things as low friction as possible for customers. We plan to further reduce the high shipping costs of large size parts by using a novel business model of building regional micro-factories to reduce the distance between where parts are printed and our customers.

Graduate

Techstars

Jul 2019 – Oct 2019 · 4 mos

STANLEY + Techstars 2019 Cohort Hartford CT



Graduate

Founder Institute

Oct 2017 – Feb 2018 · 5 mos

Austin, Texas Area



Co-Founder/Engineer

Modern Met Towers

2009 – Oct 2014 · 5 yrs

Lubbock, Texas Area

Education



Texas Tech University

Bachelor of Science (BS), Mechanical Engineering

2005 – 2010

Volunteer experience



Mentor

Founder Institute



Founder Institute
2018 – Present · 3 yrs

